December 18, 2009

Via EDGAR and facsimile

Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

RE:          Form 10-K for the year ended December 31, 2008

Form 10-Q for the period ended September 30, 2009

File No. 001-32161

Dear Mr. Decker:

On behalf of Elixir Gaming Technologies, Inc. (the “Company”), we herein respond to your comment letter dated November 24, 2009.  The Company respectfully submits the following responses to the comment letter numbered in the order in which the comments were provided.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: We will include the necessary disclosures in all future filings to address your comments below.

Business

Non-Gaming Operations, page 10

2.     We note that you are a preferred supplier to several automotive manufacturers. Please revise to indicate the extent to which sales to any of these non-gaming customers exceed 10% of your consolidated revenues and the loss of these customer(s) would have a material adverse effect on you. Please also disclose the impact that recent bankruptcy announcement by automotive manufacturers had and/or is expected to have on your non-gaming operations. Please refer to Item 101(H)(4)(vi) of Regulation S-K.

Response: As discussed on page 17, under “Risk Factors”, in the Form 10-K filed for the year ended December 31, 2008, we have identified certain risks associated with the automotive industry and the global economic crisis as follows:

•      The global recession has negatively impacted the demand for automobiles, which in turn could make it difficult to collect on accounts receivable from our Dolphin subsidiary customers.  For the years ended December 31, 2008 and 2007, we had net account receivables of $535,983 and $1,180,915, respectively, from the automotive segment of our Dolphin subsidiary. Due to the global recession and subsequent reduced demand for automobiles, many auto manufacturers, which include some of our Dolphin subsidiary’s customers, are experiencing financial and operating difficulties.  These difficulties could impact our customers’ ability to pay us and our ability to collect on receivables due from these customers.

In our future filings, we will revise our coverage of non-gaming operations to also include such information we set out below.

In 2008, the Company had two non-gaming customers in Australia, each of which accounted for over 10% of the Company’s consolidated revenues.  During fiscal 2008, Futuris Automotive and GM Holden Ltd. accounted for $2,845,000 (23%) and $1,318,000 (11%) of the Company’s consolidated revenues, respectively.  Loss of either or both of these customers will negatively impact the financial performance of the non-gaming segment and increase the risk of impairment on the long-lived assets and intangible assets.  The recent bankruptcy announcements by several automotive manufacturers have led to a sudden decrease in demand for automotive parts and

increased the volatility of the automotive parts industry.   While the automotive parts industry has since stabilized, we believe it will remain volatile for the rest of 2009 and throughout 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 29

3.     Please revise to more fully explain to investors the reasons for changes in your financial condition. For example, it is unclear what specifically caused the changes in your allowance for doubtful accounts, inventories, and long term deposits during the year ended December 31, 2008. Please also explain any apparently directional inconsistencies. For example, we note that while your allowance for doubtful accounts increased significantly during the year ended December 31, 2008, it decreased again during the nine months ended September 30, 2009 while accounts receivable continued to rise over the same period.

Response: In our future filings, we will provide in the MD&A additional information in such detail that explains the changes in our financial condition from 2007 as follows:

•      As of December 31, 2008, the allowance for doubtful accounts increased due to the need for additional provision on the receivables from a specific customer in our gaming machine participation business, as explained elsewhere in the filing.

•      Inventory decreased due to lower production as a result of lower market demand for table game products and automotive parts.

•      Long-term deposits and other assets increased mainly due to the deposit required to maintain one of our venue operations in Cambodia and value-added tax credits on the purchase of gaming equipment in the Philippines.

The decrease in the allowance for doubtful accounts during the nine months ended September 30, 2009 was a result of the write-off of $460,000 accounts receivable balances and the related allowance for doubtful account balances, while the increase in receivables during the same period was attributable to revenue growth from the participation business and an increase in sales of gaming chips.

Consolidated Financial Statements

Consolidated Statements of Operations

4.               Please revise to present comprehensive income, other comprehensive income and the components of accumulated other comprehensive income for each period presented. Please refer to FASB ASC 220-10-45 and 220-10-55.

Response: In our future filings, the revised other comprehensive income for each period will be presented to include such details as follows:

ELIXIR GAMING TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2008 and 2007

			Additional				Accumulated Other
	Common Stock		Paid-in	Treasury	Comprehensive		Comprehensive
	Shares	Dollars	Capital	Stock	Income	Deficit	Income	Total
Beginning balances, January 1, 2007	30,015,099	$30,016	$97,872,787	$(846,820)	$—	$(92,957,833)	$––	$4,098,150
Comprehensive income								—
Net Loss					(234,598,580)	(234,598,580)		(234,598,580)
Other Comprehensive income, net of tax
Foreign Currency Translation					406,358		406,358	406,358
Other comprehensive income					406,358
Comprehensive income					(234,192,222)
Exercise of employee options	2,050,944	2,051	3,833,242					3,835,293
Exercise of warrants	21,243,343	21,244	50,264,116					50,285,360
Stock issued for conversion of debt	1,652,048	1,652	4,870,516					4,872,168
Stock issued for services	153,500	153	472,627					472,780
Exchange of treasury warrants for stock			(842,340)	846,820				4,480
Stock issued pursuant to participation agreement	40,000,000	40,000	130,810,000					130,850,000
Vesting of Warrants pursuant to participation agreement			40,007,000					40,007,000
Warrants issued as prepaid sales incentive			28,837,200					28,837,200
Vesting of employee stock options			5,349,930					5,349,930
Vesting of warrants			94,235					94,235
Sale of stock	15,000,000	15,000	49,758,559					49,773,559
Warrants exchanged for common stock	4,800,000	4,800	(4,800)					—

Balances, December 31, 2007	114,914,934	114,916	411,323,072	—		(327,556,413)	406,358	84,287,933

Comprehensive income
Net Loss					(26,955,196)	(26,955,196)		(26,955,196)
Other Comprehensive income, net of tax
Unrealized actuarial loss					(8,995)		(8,995)	(8,995)
Foreign Currency Translation					(2,505,205)		(2,505,205)	(2,505,205)
Other comprehensive income					(2,514,200)
Comprehensive income					(29,469,396)
Exercise of employee options	41,737	42	70,760					70,802
Stock issued for conversion of debt			2,593,996					2,593,996

Balances, December 31, 2008	114,956,671	$114,958	$413,987,828	$—		$(354,511,609)	$(2,107,842)	$57,483,335

Consolidated Statements of Cash Flows, page 41

5.     Please revise the captions on your statement of cash flows to separately identify cash flows associated with the acquisition of property and equipment separate from the acquisition of gaming equipment and systems.

Response: In our future filings, we will revise the captions and identify cash flows associated with the acquisition of property and equipment separately from the acquisition of gaming equipment and systems along the lines as follows:

	Years Ended December 31
	2008	2007
Cash flows from investing activities:
Acquisition of gaming equipment and systems	(19,695,480)	(9,421,730)
Acquisition of plant and equipment	(454,520)	(897,558)
Disposition of plant and equipment	150,410	5,614
Net cash outflow from investing activities	(19,999,590)	(10,313,674)

6.     It appears from your disclosures on page 63 that a portion of your gaming equipment acquired during 2008 may have been purchased from Elixir International with promissory notes instead of cash, If true, please tell us how your cash flow statement reflects the non-cash purchase of gaming equipment with promissory notes for the year ended December 31, 2008.

Response: In 2008, all gaming equipment purchases were made in cash.  The promissory note converted in 2008 was for gaming equipment purchases made in 2007.

Note 2 — Segments, page 49

7.     We note that you disclose the total amount of revenues and long-lived assets attributable to Asia in total. However, if revenues and/or long-lived assets in any particular Asian country are material, please separately disclose the amount of revenues and/or long-lived assets attributable to that country. Please refer to FASB ASC 280-10-50-41.

Response: In our future filings, we will provide disclosures similar to -those set out below, which show the amount of revenue and gaming equipment and systems by individual Asian country and other regions.

Geographic segment revenue for the years ended December 31, 2008 and 2007 is as follows:

	Year Ended December 31
	2008	2007
Cambodia	$1,178,846	$—
Macau	—	2,839,028
Philippines	2,259,338	389,596
Other Asian Countries	—	145,537
Australia	7,680,397	6,808,038
Europe	—	143,012
United States	1,191,300	1,858,242
Other	—	57,110
	$12,309,881	$12,240,563

Long-lived assets and goodwill identified by geographic segments are as follows:

	Year Ended December 31
	2008	2007
Cambodia	$28,349,335	$24,807,414
Philippines	20,706,455	14,464,171
Other Asian Countries	442,931	187,830
Australia	1,946,434	4,570,482
United States	4,838,470	4,669,128
	$56,283,625	$48,699,025

Note 6 — Gaming Equipment and Systems, page 51

8.     You disclose on page 23 that as of December 31, 2008, you had a total of 2,075 gaming machines of which 1,098 were held in inventory and 977 machines were in operation. Based on your inventory balances as of December 31, 2008, it appears that none of your gaming machines are included in the inventory balance sheet line item. To help us better understand your accounting for gaming equipment and systems, please revise your disclosures here and through the filing as follows:

•      Clarify, if true, that all gaming equipment is classified on your balance sheet as “gaming equipment and systems” regardless of whether it is being used in operation or held for future use;

•      Separately disclose both the number and carrying value of gaming machines in operation separate from the number and carrying value of gaming machines held for future use for each period presented;

•      Explain the extent to which you depreciate gaming equipment in operation differently from gaming equipment held for future use; and

•      Explain the extent to which you evaluate impairment of gaming equipment in operation differently from gaming equipment held for future use.

Response: We classified all gaming equipment on our balance sheet as “gaming equipment and systems”, including gaming equipment and systems that are being held for future use. The inventory balance on our balance sheet represents raw materials, work-in-progress and finished goods for our gaming and non-gaming operations.

In our future filings, we will include disclosures along the lines as shown below.

The number of gaming machines in operation and held for future use for each period is presented as follows:

	December 31
	2008		2007
	Units	Carrying Value	Units	Carrying Value
Machines and systems used in operations	977	$24,389,649	320	$7,977,771
Machines and systems held for future use	1,098	23,961,896	1,295	31,216,191
Total gaming machines and systems	2,075	$48,351,545	1,615	$39,193,962

Gaming equipment is depreciated once it is placed in operation.  Depreciation continues to be charged even if the equipment is subsequently removed from operation based on the assumptions that: 1) the value of the gaming equipment will continue to depreciate once it has been placed in operation; and 2) the gaming equipment will be redeployed within a reasonable time period based on our on-going evaluation of and changes in the machine mix among our existing venues to respond to customer demand and preferences or can be used for future deployment in other new venues.  For the same reason, we also consider the gaming equipment in operation and held for future use as one consolidated group for the purpose of evaluating impairment.

Note 15 — Related Party Transactions, page 62

9.     Please revise to clarify the nature of any debt covenants associated with your $12 million notes payable to a related party that could cause acceleration or repayment of the note upon demand. Please also clarify if you were in compliance with these covenants as of December 31, 2008.

Response: There are no material debt covenants associated with the $12 million notes payable other than the provision for the acceleration of all outstanding debt upon a change in control and standard events of default, all of which are disclosed on page 17, under “Elixir Trade Credit Facility”, of Form 10-K/A for the year ended December 31, 2008.  We will provide comparable disclosure in our notes to financial statement in our future filings.

At December 31, 2008, the Company was in compliance with these debt covenants, and we will include the status of compliance at the reporting date in our future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

10.  Please address the above comments in your interim filings as well.

Responses: We will include the necessary disclosures in all future filings to address the comments above.

Unaudited Consolidated Financial Statements

Note 1 — Description of Business and Accounting Policies, page 4

11.  It appears that you expect to reduce the amount of your advance by recording a reduction to participation revenue over the course of the five year-period of your agreement with NagaWorld. Therefore, please tell us how you determined it was appropriate to classify the entire commitment fee of $5.84 million as a current asset as of September 30, 2009.

Response: With the placement of the additional 200 gaming machines in NagaWorld, a casino resort in Cambodia, we paid a commitment fee of $5.84 million to NagaWorld in exchange for an entitlement to an additional 80% of the net win sharing until the commitment fee is fully recouped.  Based on historical net win per machine per day at this casino venue, we expect the $5.84 million will be fully recouped within the next twelve months and, therefore, classified the entire commitment fee as a current asset as of September 30, 2009.   Based on our current average net win per machine per day since these additional machines became operational, we remain confident that the entire commitment fee will be recouped within the above mentioned twelve-month period.

12.  Please revise your participation revenue accounting policy on page six to clarify how you evaluate customers to determine when collections from a particular venue are reasonably assured or not.

Response: In our future filings, we will ensure the participation revenue accounting policy is adequately disclosed along the lines as those shown below (bold underlined sections identify additions):

Participation Revenues

The Company earns recurring revenue by providing customers with electronic gaming machines and casino management systems which track game performance and provide statistics on installed electronic gaming machines owned by the Company and leased to venue owners.  Revenues are recognized on the contractual terms of the participation agreements between the Company and the venue owners and are based on the Company’s share of net winnings.  Prior to entering into an arrangement with a venue operator and periodically thereafter, the Company evaluates the creditworthiness of venue operators to determine if collectability is reasonably assured in order to permit revenue recognition prior to receipt of payment.  This evaluation of creditworthiness takes into consideration the venue operator’s financial condition and ability to pay in accordance with the contractual payment terms and whether any indicators exist that an otherwise creditworthy venue operator may not remit payments pursuant to the contractual terms of the participation arrangement.

Revenues are recognized as incurred, with the exception of one of our venues for which revenues are recognized as the payments for net winnings are received as the collections from this venue were not yet reasonably assured.  Net winnings from this venue have been recorded as deferred revenue until the collections of such net winnings are reasonably assured.  Deferred revenue was $149,087 and $NIL as of September 30, 2009 and December 31, 2008, respectively.

Note 17 — Commitments and Contingencies, page 15

13.       Please tell us how you considered FASB ASC 450-30 in determining it was appropriate to recognize a receivable relating to a possible refund for double payment of sales/use tax. It appears from your disclosures that review by the State of Nevada is still ongoing and therefore all contingencies related to recovery of this amount have not yet been resolved. Please also tell us which line item of your statement of operations was impacted by the recognition of this receivable.

Response: Based on the opinion of our outside legal counsel and pursuant to NAC372.86 of the Nevada Administrative Code, we believe that a double tax payment was made and we are entitled to a refund in the amount of $433,000.  The Company filed claims for refunds on a timely basis with the Nevada Department of Taxation and continues to interact with the department and respond to additional information requests.  We believe the refunds represent valid receivables from the Nevada Department of Taxation and the receivables are not contingent assets.  We believe that the amount remains collectible as of September 30, 2009; however, we will continue to assess the collectability of the receivables at each reporting period.  The recognition of this receivable reduced the lease expenses included in cost of sales in the statement of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three-Month and Nine-Month Periods Ended September 30, 2009 and 2009, page 18

14.       We have the following comments regarding your use of the non-GAAP measure, Adjusted EBITDA.

•                  Reconcile this measure as used as a performance measure to net income;

•                  With regard to the use of this measure as a performance measure, please comprehensive explain the limitations of this measure as it relates to each item you are note including in the measures;

•                  Demonstrate the usefulness of a performance measure that eliminates impairment/write-down of gaming assets;

•                  Identify the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

•                  You indicate you use this measure as a liquidity measure. Reconcile this measure to income from operations. Refer to Item 10(e) of Regulation S-K and our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: We have responded to each of the Staff’s points below:

•                  In our future filings, we will revise our reconciliation to begin with net income rather than income from continuing operations as follows:

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	Sep-09	Sep-08	Sep-09	Sep-08
Calculation of Adjusted EBITDA:
Net Loss - GAAP basis	$(3,670,151)	$(7,316,904)	$(10,043,609)	$(22,169,501)
(Income)/Loss from discontinued operations	(4,919)	89,494	(1,546,736)	263,431
Interest expense	145,815	290,355	394,011	564,876
Interest Income	(10,297)	(107,420)	(74,729)	(629,606)
Income tax expense	68,548	—	367,642	22,498
Depreciation and amortization	2,838,975	2,661,520	8,334,030	6,714,074
EBITDA from continuing operations	(632,029)	(4,382,955)	(2,569,391)	(15,234,228)

Stock Option Expense	328,733	1,475,063	774,903	5,842,641
Impairment/Write down of gaming assets	541,851	—	920,831	1,368,829
Flood damage losses	98,450	—	98,450	—
Adjusted EBITDA from continuing operations	$337,005	$(2,907,892)	$(775,207)	$(8,022,758)

•                  Adjusted EBITDA eliminates certain substantial recurring and non-recurring items from net income, such as depreciation and amortization, interest expense and impairment/write-downs of gaming assets, etc. We have incurred these items in the past and expect to continue to incur them in the future. Thus, as disclosed on pages 18-19 of Form 10Q for the period ended September 30, 2009, Adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP, and unlike net income/(loss), Adjusted EBITDA does not include depreciation or interest expense and, therefore, does not reflect current or future capital expenditures or the cost of capital. In addition, the Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest expense, and impairment/write-downs of gaming assets and other items excluded in the calculation of Adjusted EBITDA in its consolidated financial statements.

•                  As the impairments/write-downs of gaming assets are significant, non-recurring and non-cash charges, management believes that these charges do not provide the best indication of the Company’s ongoing operating performance and should be adjusted in the Adjusted EBITDA calculation. We believe that the presentation of Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operating performance and, when combined with the primary GAAP presentation of net loss, is beneficial to investors’ complete understanding of our operating performance.

•                  We believe that Adjusted EBITDA is an additional measure of operating performance because it allows management, investors and others to evaluate and compare the Company’s core operating results from period to period and its operations compared to its peers in the gaming industry by removing the impact of non-operating items and non-cash charges to its consolidated statements of operations. We also believe Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of the Company and other companies in the same industry such as Wynn Resorts Ltd. (NASDAQ: WYNN) and Las Vegas Sands Corporation (NYSE: LVS).

•                  The following is a reconciliation of our loss from operations to Adjusted EBITDA.

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	Sep-09	Sep-08	Sep-09	Sep-08
Calculation of Adjusted EBITDA:
Loss from operations	$(3,514,690)	$(7,126,931)	$(11,528,730)	$(22,832,580)
Foreign currency gain/(loss)	(16,324)	(3,100)	(78,853)	638,427
Loss on disposition of assets	—	—	(93,698)	(22,776)
Other	60,010	85,556	797,860	268,627
Depreciation and amortization	2,838,975	2,661,520	8,334,030	6,714,074
Stock Option Expense	328,733	1,475,063	774,903	5,842,641
Impairment/Write down of gaming assets	541,851	—	920,831	1,368,829
Flood damage losses	98,450	—	98,450	—
Adjusted EBITDA from continuing operations	$337,005	$(2,907,892)	$(775,207)	$(8,022,758)

Non-Gaming Products, page 21

15.       You disclose that the decrease in non-gaming products revenue was due to decreased production by your largest customer. Please revise your MD&A to explain the reasons for the decreased production, the impact that this decreased production had and will continue to have to your non-gaming operating profit, and how long you expect this trend to continue.

Response: In our future filings, we will provide in the MD&A the reasons for the decreased production of our non-gaming operations and the expected trend for these operations along the lines as shown below (bold underlined sections identify additions):

Non-gaming products revenue, which consists of automotive tooling and parts, decreased by $883,707 to 1,201,243 in the three-month period ended September 30, 2009 compared to $2,084,950 in the corresponding period of the prior year.  The decrease was related to sales reductions to our largest customer as they decreased their production for the year, primarily as a result of the sudden decrease in demand for automotive parts as a result of the global economic crisis.   While the automotive parts industry has since stabilized, we believe it will remain volatile for the rest of 2009 and throughout 2010.

16.       We note that as of September 30, 2009, the book value of the company as a whole exceeds its market capitalization. Additionally, we note that you have experienced operating losses in both your gaming and non-gaming segments. Please tell us when you last performed impairment testing of your definite-lived intangible assets and your long-lived assets (including gaming equipment and systems). As of the date of your most recent impairment tests, if the fair value of any of your long-lived asset groups did not substantially exceed carrying value please revise your future filings to disclose:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of long-lived assets considered at risk for impairment;

•                  Description of the methods and key assumptions used to determine fair value of the long-lived asset group and how the key assumption were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: Our most recent impairment testing of definite-lived intangible assets and long-lived assets for both the gaming and non-gaming segments was performed as of

December 31, 2008.  At each subsequent reporting period in 2009, including as of September 30, 2009, we reviewed the significant assumptions used in the annual impairment evaluation at December 31, 2008 against the actual performance results for the interim reporting period and concluded that the actual performance results were substantially in alignment with the assumptions used in the annual impairment evaluation.  Thus, we did not believe a full impairment evaluation was required at September 30, 2009.  We will take into consideration the comments in your letter in our future filings.

As discussed on page 25, under “Financial Condition”, in the Form 10-Q filed for the quarter ended September 30, 2009, the Company is currently formulating its future deployment plans and assessing machine usability as part of the annual impairment evaluation for 2009.

Based on the impairment evaluation performed on December 31, 2008:

•                  Fair value significantly exceeded carrying value for the gaming segment and the non-gaming segment.

•                  For the gaming segment, the Company used the  following key assumptions when determining fair value:

•                  Number of machines in operation and the deployment plans for machines held for future use;

•                  Net win per machine per day; and

•                  Contractual revenue sharing percentages.

For the non-gaming segment, the Company used the following key assumptions when determining fair value:

•                  Sales and expense forecasts for next five years;

•                  Estimated terminal values subsequent to the discrete period; and

•                  Effective tax rate of 30%.

These key assumptions were used to determine the expected undiscounted cash flows for the respective segments.

•                  As discussed on page 14, under “Risk Factors” in the Form 10-K for the year ended December 31, 2008, we identified certain risks associated with our business model that include the following:

•                  Our revenue from gaming machine participation operations is difficult to predict and may vary from our projections because the business model is new and the venues are not operated by the Company. We focus on targeting venue owner, who have little or no gaming operations or experience and operate in under-served gaming markets. While we provide guidance to our venue owner partners, our revenue generated from the revenue sharing arrangements will be dependent to a significant degree on the efforts and capabilities of the venue owners.

•                  Our growth into markets outside of the United States exposes the Company to risks inherent in international business operations such as changes in governmental laws and regulations for the gaming business in Cambodia and the Philippines.

The above were identified as being important factors that could negatively affect our key assumptions as well as the fair value calculations.

*******

On behalf of the Company, please be advised that the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to me at +852 3147 6612.

Very truly yours,

/s/ Andy Tsui
Andy Tsui
Chief Accounting Officer

cc: Greenberg Traurig, LLP